Play LA Inc. selects leading SEO firm Branded3 to ramp up Search Traffic

TORTOLA, British Virgin Islands – October 14th, 2009 – (Filing Services Canada)   Play LA Inc. (OTCBB: PLLAF) ("the Company"), has hired leading UK digital agency Branded3 to manage the Search Engine Optimisation and Marketing for their three UK facing websites, www.bettingchoice.co.uk, www.guidetopoker.com and www.guidetocasinos.co.uk.

“Our website traffic is generated predominantly from natural search, from the major search engines” states David Hallonquist, Play LA.’s CEO, “and our revenues are closely tied to our website traffic volumes. Branded3 has been enlisted to build on the success we have had to date, improve our search rankings and increase the number of unique visitors to our websites from natural search.”

David Hallonquist further states that “We are confident that in applying Branded3’s advanced optimisation strategies to our websites, to develop top search rankings for the long term, that we will achieve considerable revenue growth in 2010. ”

Patrick Altoft, Branded3’s Director of Search added “Reaching a greater audience online is a challenge to any business these days. We plan to use creative and intelligent solutions to help Play LA get their websites into the top search rankings and stay there.”

A recent UK Gambling Commission report released results of detailed research showing that the remote gambling market in the UK for 2008 was worth 896 million pounds.

About Play LA Inc. (www.playlainc.com)

Play LA Inc. is an international online publishing company that owns and operates a Global network of multi-language websites.  The Company currently owns and operates 11 websites that reach hundreds of thousands of people across the UK and Europe who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

About Branded3 ( www.branded3.com )

Founded in 2003, Branded3 has a reputation as one of the leading natural search specialists in the UK. With over 40 staff across Leeds & Malaysia and a growing number of blue chip clients around the world, the company offers a range of services from website design & build to viral campaigns, SEO and online PR.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

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Company Contact:

David Joseph

davidplayla@gmail.com

604-569-1801

Play LA Inc.

www.playlainc.com

246-431-0493